Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0100 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

March 8, 2017

VIA EDGAR

Laura J. Riegel, Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Withdrawal of Exemptive Application for Sierra Opportunity Fund, et. al.
File No. 812-14736

Dear Ms. Riegel:

On behalf of Sierra Opportunity Fund and SOF Advisors LLC (collectively, the “Applicants”), we hereby request the withdrawal of the exemptive application (File No. 812-14736) (the “Application”) filed by the Applicants on January 19, 2017. The Application requested exemptive relief under Sections 6(c), 23(c) and 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”). Based on discussions with the staff of the Division of Investment Management, the Applicants intend to rely on the requested exemptive application under Sections 6(c), 23(c) and 17(d) of the 1940 Act filed by Sierra Total Return Fund and STRF Advisors LLC (File No. 812-14713).

If you have any questions concerning the foregoing, please contact me at (202) 383-0176, Harry S. Pangas at (202) 383-0805, or Payam Siadatpour at (202) 383-0278. Thank you for your attention to this matter.

Sincerely,
/s/ Steven B. Boehm
Steven B. Boehm

cc:	Harry S. Pangas, Esq.
Payam Siadatpour, Esq.

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